UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
No Act

[redacted]

04005700

January 12, 2004

Edward P. Smith
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-12-2004

Re: Fortune Brands Inc.
Incoming letter dated November 24, 2003

Dear Mr. Smith:

This is in response to your letters dated November 24, 2003, December 15, 2003 and January 6, 2004 concerning the shareholder proposal submitted to Fortune Brands by Nick Rossi. We also have received letters on the proponent's behalf dated December 3, 2003, December 12, 2003 and January 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 16 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Nick Rossi
c/o John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

CHADBOURNE
& PARKE LLP

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

November 24, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Fortune Brands, Inc.
Stockholder Proposal of Nick Rossi/John Chevedden

Ladies and Gentlemen:

Fortune Brands, Inc., a Delaware corporation (the "Company"), has received a stockholder proposal and supporting statement (the "2004 Proposal"), which is attached to this letter as Exhibit A, from its stockholder Mr. Nick Rossi, who names John Chevedden as proxy for all matters relating to the Proposal (collectively, the "Proponents") for inclusion in the Company's proxy materials for its 2004 Annual Meeting of Stockholders (the "2004 Proxy Materials").

The Company intends to omit the 2004 Proposal from the 2004 Proxy Materials. The Company requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits the 2004 Proposal from its 2004 Proxy Materials in reliance on Rule 14a-8(h)(3) promulgated under the Securities Exchange Act of 1934, as amended. We also request that the Staff confirm that it will not recommend enforcement action against the Company should it omit any stockholder proposal filed by Mr. Nick Rossi for inclusion in the Company's proxy materials for its 2005 Annual Meeting of Stockholders. Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter including the Exhibits.

I. Failure to Attend the Company's 2003 Annual Meeting

The 2004 Proposal requests that the Company's Board of Directors ". . . seek shareholder approval . . . for the adoption, maintenance or extension of any current or future poison pill." The Company had also received from Mr. Nick Rossi, for inclusion in its proxy materials for the Company's 2003 Annual Meeting of Stockholders, a substantially similar stockholder proposal (the "2003 Proposal") which is attached as Exhibit B. In connection with his submission of the 2003 Proposal to the Company, Mr. Rossi stated:

> "This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in stockholder matters, including this shareholder proposal for the forthcoming

> shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden."

The 2003 Proposal was included in the Company's proxy materials for its 2003 Annual Meeting of Stockholders.

On March 25, 2003, the Company sent a letter (via certified mail, return receipt requested) to the Proponents advising them that their representative must be identified in writing by April 29, 2003 in order for the proposal to be voted on. Neither of the Proponents advised the Company that a representative would be sent to the meeting. A copy of the March 25, 2003 letter and the return receipts executed by the Proponents are attached as Exhibit C. The Company's 2003 Annual Meeting of Stockholders was held in Lincolnshire, Illinois at 1:30 p.m. (CDT) on April 29, 2003 which was the time and place designated in the Company's 2003 Notice of Annual Meeting and Proxy Statement. Neither Mr. Rossi nor Mr. Chevedden attended the meeting. Furthermore, there was no qualified, authorized representative of the Proponents, who had been identified by the Proponents to the Company, in attendance at the meeting to present the 2003 Proposal. In the absence of the Proponents or a qualified, authorized representative, the Chairman permitted another stockholder attending the meeting to move the 2003 Proposal which was then voted upon. The other stockholder claimed that he had met Mr. Chevedden at the Boeing stockholders' meeting in Chicago on the day before the Company's Annual Meeting and had discussed with Mr. Chevedden making a motion at the Company's Annual Meeting in order to introduce the Proposal. The stockholder was unable, however, to present any written or other evidence that the Proponents had designated him as an authorized representative.

On May 6, 2003, the Company sent a second letter to the Proponents advising them that it had not received a designation of an authorized representative to make the proposal "for the second straight year." The letter also advised the proponents that the Company allowed a stockholder to move the Proponents' proposal. A copy of the May 6, 2003 letter is attached as Exhibit D. Neither Mr. Chevedden nor Mr. Rossi communicated, orally or in writing, with the Company before or after the 2003 Annual Meeting of Stockholders and neither of the Proponents informed the Company of the reasons for his failure to attend the 2003 Annual Meeting or why he did not designate and send a qualified representative.

II. <u>Reasons for Omission</u>

The Company believes that it may omit the 2004 Proposal from its 2004 Proxy Materials under Rule 14a-8(h)(3) because the Proponent submitted the 2003 Proposal that the Company included in its 2003 Proxy Materials and, without good cause, neither the Proponents nor their representative appeared at the Company's 2003 Annual Meeting to present the 2003 Proposal. Rule 14a-8(h)(3) further states:

> ". . . [i]f you [the stockholder proponent] or your qualified representative fail to appear and present the proposal, without good cause, the company will be

permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years."*

The Staff has consistently taken the position that failure by a proponent or the proponent's qualified representative to present a proposal is grounds for exclusion of that proponent's proposals for the following two calendar years. See Fleet Boston Financial Corp. (available January 3, 2002); Burlington Northern Santa Fe Corporation (available December 27, 2002); Safeway Inc. (available March 7, 2002); Masco Corporation (available March 20, 2001). The Staff has further stated that this defect cannot be cured by the fact that the proposal was presented at the meeting by an unrelated attendee and was voted on by the stockholders. See Raytheon Company (available January 22, 2003); Eastman Chemical Company (available February 27, 2001); Entergy Corporation (February 9, 2001). Section 212(c) of the Delaware General Corporation Law provides a list of means by which a stockholder may authorize another person to act on his behalf and each of the means requires some sort of written evidence (which could include an electronic proxy). None of this evidence was presented to the Company by the Proponents or the person attending the meeting that the Company permitted to make the Proposal. Thus, there was no "qualified representative" under state law to present the Proposal. The Company would have no way of knowing whether an attendee at its stockholders' meeting is a qualified authorized representative unless the representative was identified by the Proponents prior to the meeting or the representative has some written authorization from the Proponents.

Rule 14a-8(h)(3) clearly states that a proponent's failure to appear without good cause is an adequate ground to exclude "<u>all proposals</u>" from such proponent from its proxy material for "<u>any meeting held in the following two calendar years</u>." (Emphasis added) Mr. Nick Rossi is highly experienced at making stockholder proposals, having submitted numerous proposals to various companies over a period of many years. See, for example, Maytag Corporation (available March 5, 2003); 3M Company (available January 28, 2003); Moore Corporation (available April 3, 2002); PG&E Corporation (available March 1, 2002). Mr. Rossi should be well aware of the 14a-8(h) rules requiring presentation of all such stockholder proposals at a registrant's annual meeting.

---

* Following the guidance provided by the Staff in its answer to Question C.6.c posed in Staff Legal Bulletin No. 14, the Company did not, and was not required to, provide the Proponents with a notice of procedural defect within 14 days of receiving the proposal "because the [Proponents] cannot remedy this defect after the fact."

III. Conclusion

Because of the failure of the Proponents or any qualified representative to appear at the Company's 2003 Annual Meeting of Stockholders to present the 2003 Proposal, the 2004 Proposal may be excluded under Rule 14a-8(h)(3). We respectively request that the Staff agree that it will not recommend any enforcement action if the 2004 Proposal is omitted from the Company's 2004 Proxy Materials and if the Company omits any proposal by Mr. Nick Rossi from its 2004 Proxy Material and its proxy materials for its 2005 Annual Meeting of Stockholders. We are notifying the Proponents by transmitting a copy of this letter to them.

Please contact the undersigned at (212) 408-5371 if you have any questions or comments. Thank you for your attention to this request.

Very truly yours,

Edward P. Smith

Edward P. Smith

cc: Mr. Nick Rossi
Mr. John Chevedden

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Norman Wesley
Chairman
Fortune Brands, Inc. (FO)
300 Tower Parkway
Lincolnshire, IL 60069
Phone: (847) 484-4400
Fax: (847) 478-0073

Dear Mr. Wesley,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310/371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi   Oct 7-03

cc: Mark A. Roche
Corporate Secretary
FX: 847/484-4490

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	65%
2003	63%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 63% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a token response, which could

still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Norman Wesley
Chairman
Fortune Brands, Inc. (FO)
300 Tower Parkway
Lincolnshire, IL 60069
Phone: (847) 484-4400
Fax: (847) 478-0073
Email: generalinquiries@fortunebrands.com

Dear Mr. Wesley,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including [redacted] ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi
Nick Rossi

October 1-2002

cc: Mark A. Roche
Corporate Secretary
FX: 847/484-4490

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder participation.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers a no action request, it is recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002
2) To allow shareholders a choice
In the New Jersey High Court ruling allowing Sen. Torricelli to be replaced, the court said state election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow candidates to get on the ballot and, most importantly, to allow the voters a choice on election day."

Mark A. Roche
Senior Vice President, General Counsel and Secretary

FORTUNE BRANDS

March 25, 2003

Via Regular and Certified Mail

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Stockholder Proposal – "Shareholder Vote on Poison Pills"

Dear Messrs. Rossi and Chevedden:

As you are already aware, the Annual Meeting of Stockholders of Fortune Brands, Inc. will be held on April 29, 2003. In order for Mr. Rossi's proposal to be voted on, he or his authorized representative must be present at the meeting to present the proposal and move that it be adopted.

If Mr. Rossi chooses to be represented, his representative must be identified by name in writing. This identification must be provided to me prior to April 29, 2003.

Under our meeting rules, the proponent of a stockholder proposal will have up to ten minutes to introduce the proposal. After the Company's response (which will also be up to ten minutes), a maximum of fifteen minutes will be allowed for further discussion on the item. A maximum of three minutes has been allotted for any one stockholder to speak on each item.

Mr. Rossi or his representative should introduce himself to Russell W. Hahn or me when he or she arrives. In the event that you have any questions, please contact me at (847) 484-4440.

Regards,

Mark A. Roche
Senior Vice President, General Counsel and Secretary

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only: No Insurance Coverage Provided)

7000 0520 0014 1931 6377

RETURN TO RUSS HAHN

Postage	$ 3-7
Certified Fee	2-30
Return Receipt Fee (Endorsement Required)	1-75
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 4-42

Postmark: LINCOLNSHIRE IL 60069 MAR 27 2003 USPS

Recipient's Name (Please Print Clearly) (To be completed by mailer): MR. NICK ROSSI
Street, Apt. No.; or PO Box No.: P.O. BOX 249
City, State, ZIP+4: BOONVILLE CA 95415

PS Form 3800, February 2000 — See Reverse for Instructions

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only: No Insurance Coverage Provided)

7000 0520 0014 1931 6360

RETURN TO RUSS HAHN

Postage	$ 37
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 4.42

Postmark: LINCOLNSHIRE IL 60069 MAR 27 2003 USPS

Recipient's Name (Please Print Clearly) (To be completed by mailer): MR. John CHEVEDDEN
Street, Apt. No.; or PO Box No.: 2215 NELSON AVENUE, NO. 205
City, State, ZIP+4: REDONDO BEACH CA 90278

PS Form 3800, February 2000 — See Reverse for Instructions

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
MR. Nick Rossi
P.O. BOX 249
BOONVILLE, CA 95415

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly): Nick Rossi
B. Date of Delivery: 3-31-03
C. Signature: X [signature] ☐ Agent ☒ Addressee
D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label): 7000 0520 0014 1931 6377

PS Form 3811, July 1999 — Domestic Return Receipt — 102595-99-M-1789

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
Mr. John Chevedden
2215 NELSON AVENUE, NO. 205
REDONDO BEACH, CA 90278

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly): [signature]
B. Date of Delivery: 3-31
C. Signature: X 3-31-03 [signature] ☐ Agent ☐ Addressee
D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label): 7000 0520 0014 1931 6360

PS Form 3811, July 1999 — Domestic Return Receipt — 102595-99-M-1789

Mark A. Roche
Senior Vice President, General Counsel and Secretary

FORTUNE BRANDS

May 6, 2003

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Stockholder Proposal – "Shareholder Vote on Poison Pills"

Dear Messrs. Rossi and Chevedden:

We are disappointed that neither of you attended the Company's Annual Meeting dated April 29, 2003 to present Mr. Rossi's proposal entitled "Shareholder Vote on Poison Pills", nor did either of you designate an authorized representative to make the proposal on your behalf for the second straight year.

Although the Company was not required to do so, it did allow the proposal to be presented. The results of the vote are set forth below:

		% of shares voted	% of shares outstanding
FOR	66,950,583	61.50%	45.84%
AGAINST	39,376,514	36.17%	26.96%
ABSTAIN	2,539,005	2.33%	1.74%
BROKER NON-VOTES	19,037,673	------	13.03%

Very truly yours,

Mark A. Roche

MAR/skh

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

CHADBOURNE
& PARKE LLP

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

RECEIVED
2003 DEC 16 PM 3:18
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 15, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Fortune Brands, Inc.
Stockholder Proposal of Nick Rossi/John Chevedden

Ladies and Gentlemen:

Reference is made to our letter, dated November 24, 2003, requesting the confirmation of the staff of the Division of Corporation Finance that it will not recommend enforcement action if Fortune Brands, Inc., a Delaware corporation (the "Company"), omits a stockholder proposal from Messrs. Nick Rossi and John Chevedden from the proxy materials for its 2004 Annual Meeting of Stockholders (as well as any proposal from the same proponent for the Company's 2005 Annual Meeting of Stockholders).

The Company intends to omit the proposal in reliance on Rule 14a-8(h)(3) as Messrs. Rossi and Chevedden had made a stockholder proposal for the Company's 2003 Annual Meeting of Stockholders and neither Mr. Rossi, Mr. Chevedden nor their "representative who is qualified under state law" attended the 2003 Annual Meeting to present the proposal.

In support of our request, attached is the legal opinion of Richards, Layton & Finger, Delaware counsel to the Company, that Messrs. Rossi and Chevedden did not have a "representative who is qualified" under Delaware law present their proposal at the 2003 Annual Meeting.

Please supplement our no-action request with this letter.

Very truly yours,

Edward P. Smith

VIA FEDERAL EXPRESS

cc: Mr. Nick Rossi
Mr. John Chevedden

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 12, 2003

Fortune Brands, Inc.
300 Tower Parkway
Lincolnshire, Illinois 60069

Ladies and Gentlemen:

We have acted as special Delaware counsel to Fortune Brands, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "2004 Proposal") submitted by Mr. Nick Rossi ("Proponent") which Proponent intends to present at the 2004 annual meeting of the stockholders of the Company (the "2004 Annual Meeting"). In this connection, you have requested our opinion as to certain matters of Delaware law.

For the purpose of rendering our opinion as stated herein, we have been furnished and have reviewed the following documents:

(i) the composite Restated Certificate of Incorporation of the Company, which you advise and we assume gives effect to all amendments through the date hereof and constitutes the certificate of incorporation of the Company as currently in effect (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, which you advise and we assume give effect to all amendments through the date hereof and constitute the bylaws of the Company as currently in effect (the "Bylaws");

(iii) the 2004 Proposal;

(iv) the proposal submitted by Proponent for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Stockholders (the "2003 Proposal");

(v) the letter, dated March 25, 2003, from Mark A. Roche, Senior Vice President, General Counsel and Secretary of the Company, addressed to Proponent and Mr. John Chevedden; and

(vi) the letter, dated May 6, 2003, from Mark A. Roche, Senior Vice President, General Counsel and Secretary of the Company, addressed to Proponent and Mr John Chevedden.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of the officers and other persons and entities signing each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of the Certificate of Incorporation and Bylaws; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

Proponent submitted the 2003 Proposal, which is substantially similar to the 2004 Proposal, for inclusion in the Company's proxy materials for the Company's 2003 Annual Meeting of Stockholders (the "2003 Annual Meeting"). In connection with the submission of the 2003 Proposal, Proponent stated:

> "This is a proxy for Mr. John Chevedden and/or his designee to act on my behalf in stockholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming meeting. Please direct future communications to Mr. John Chevedden."

The 2003 Proposal was included in the Company's proxy materials for the 2003 Annual Meeting.

On March 25, 2003, the Company sent a letter via certified mail, return receipt requested, to Proponent and Mr. Chevedden advising them that "[i]n order for [Proponent's] proposal to be voted on, he or his authorized representative must be present at the meeting to present the proposal and move that it be adopted."[1] The March 25, 2003 letter also stated that if Proponent "chooses to be represented, his representative must be identified by name in writing" to the Company by April 29, 2003. Proponent and Mr. Chevedden did not respond to the Company's letter requesting the identification of their authorized representative.

The 2003 Annual Meeting was held on April 29, 2003 at the time and place designated in the notice of meeting. Neither Proponent nor Mr. Chevedden attended the 2003 Annual Meeting and there was no person identified by Proponent or Mr. Chevedden to the Company in attendance at the 2003 Annual Meeting to present the 2003 Proposal. In the absence of Proponent, Mr. Chevedden or an identified representative of Proponent or Mr. Chevedden, the Chairman of the meeting allowed another stockholder (the "Stockholder") to move the 2003 Proposal which was then voted upon. The Stockholder claimed that he had met Mr. Chevedden on the day before the 2003 Annual Meeting and had discussed with Mr. Chevedden making the motion at the 2003 Annual Meeting to introduce the 2003 Proposal. The Stockholder, however, did not present any written or other evidence that the Proponent or Mr. Chevedden had designated him as an authorized representative to introduce the 2003 Proposal.

On May 6, 2003, the Company sent a second letter to Proponent and Mr. Chevedden advising them that the Company had not received a designation of an authorized representative "to make the proposal for the second straight year." The letter also advised Proponent and Mr. Chevedden that, although neither of them attended the 2003 Annual Meeting and although neither of them had designated an authorized representative, the Company allowed the Stockholder to move the 2003 Proposal. Neither Proponent nor Mr. Chevedden communicated with the Company, orally or in writing, before or after the 2003 Annual Meeting and neither informed the Company of the reasons

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[1]Rule 14a-8(h)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), provides that "[e]ither you, or <u>your representative who is qualified under state law to present the proposal on your behalf</u>, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal." (emphasis added). References to "you" in Rule 14a-8(h) are to the proponent of the stockholder proposal.

for his absence at the 2003 Annual Meeting or why he failed to designate in writing a qualified representative.

The Company is proposing to omit the 2004 Proposal from its proxy materials for the 2004 Annual Meeting under Rule 14a-8(h)(3) promulgated under the Act. Rule 14a-8(h)(3) provides that "[i]f you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years." In this connection, you have requested our opinion as to whether the Stockholder constituted a "representative who is qualified" under the laws of the State of Delaware to present the 2003 Proposal on Proponent's behalf.

DISCUSSION

We are not aware of any case under Delaware law directly addressing who constitutes a "qualified representative" to present a proposal under Rule 14a-8(h) at a meeting of stockholders of a Delaware corporation. In our view, however, the only person qualified under Delaware law to present a proposal on behalf of another stockholder is the bearer of a valid proxy. For the reasons set forth below, it is our view that the purported oral communications between Mr. Chevedden and the Stockholder do not meet the requirements under Delaware law for an enforceable proxy and, therefore, that the Stockholder was not a qualified representative of Proponent under Delaware law authorized to present the 2003 Proposal on Proponent's behalf at the 2003 Annual Meeting.

I. AUTHORIZING PERSONS TO ACT ON BEHALF OF A STOCKHOLDER UNDER DELAWARE LAW.

Section 212 ("Section 212") of the General Corporation Law of the State of Delaware (the "General Corporation Law") addresses a stockholder's right to authorize another person (or persons) to act for such stockholder at a meeting of stockholders. Specifically, Section 212(b) provides, in pertinent part, that:

> Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period.

8 Del. C. § 212(b) (emphasis added). Thus, under Section 212(b), "a stockholder has the right not to attend a meeting and be represented at that meeting by giving a general or limited proxy to vote those shares." State of Wisconsin Inv. Bd. v. Peerless Sys. Corp.,

C.A. No. 17637, slip op. at 38 & n.73 (Del. Ch. Dec. 4, 2000) (emphasis added); Berlin v. Emerald Partners, 552 A.2d 482, 493 (Del. 1989).

A. **Exclusivity of Proxies.**

Section 212(b) prescribes no other means by which a stockholder may be represented at a meeting other than by proxy. It is well-settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1992) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fidelity & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the legislature did not provide for any other means by which a stockholder could authorize another person to act for such stockholder, it must be concluded that a proxy is the only means by which a stockholder can authorize another person to act for him.

The exclusivity of a proxy as the means for a stockholder to authorize another person to act on his behalf is supported by language found elsewhere in the General Corporation Law. There are a number of provisions of the General Corporation Law that provide for a non-exhaustive means by which a stockholder (or a corporation) can take action by using the following language: "[w]ithout limiting the manner in which [or by which] ...." See 8 Del. C. § 212(c) (addressing the non-exhaustive means by which a stockholder may authorize a person or persons to act as his proxy); 8 Del. C. § 232(a) (addressing the non-exhaustive means by which a corporation may give notice to stockholders by means of electronic communication); 8 Del. C. § 233(a) (addressing the non-exhaustive means by which a corporation may give notice to stockholders who share an address). Section 212(b) does not contain the non-exclusive language contained in Sections 212(c), 232(a) and 233(a). "Where the legislature has carefully employed a term [or phrase] in one place and excluded it in another, it should not be implied where excluded." 2A Norman J. Singer, Statutes Statutory Construction § 46.06, at 194 (2000) (hereinafter, "Singer"); accord State v. Hollobaugh, 297 A.2d 395, 397 (Del. Super. 1972). Thus, the rules of statutory construction confirm that the only way in which a stockholder can authorize another to act on his behalf at a meeting of stockholders is by proxy.

Accordingly, in our view a valid proxy is the only means by which a stockholder may authorize another person or persons to act for such stockholder at a meeting of stockholders under Delaware law and, unless Mr. Chevedden's purported oral communications to the Stockholder created an enforceable proxy under Delaware law, the

Stockholder did not possess the authority under Delaware law to present the 2003 Proposal on Proponent's behalf at the 2003 Annual Meeting.[2]

B. Validity of Proxies Under Delaware Law.

It is implicit in Section 212 that a proxy must be evidenced by a writing. This is consistent with Delaware cases and commentary addressing the common law requirements for the creation of an enforceable proxy under Delaware law which assume (or state in dicta) that a proxy must be evidenced by a writing in order to be enforceable under Delaware law. In addition, these same authorities confirm that in order for a proxy to create the agency relationship necessary to support the finding of an enforceable proxy, a proxy must bear some indication of authenticity. Since Mr. Chevedden's purported oral communications to the Stockholder were not reduced to written form and lack the fundamental indicia of authenticity needed to support the validity of a proxy under Delaware law, in our view such purported communications did not create an enforceable proxy under Delaware law.

1. Proxy Must Be A Writing.

(a) Statutory Requirements.

The various provisions of the General Corporation Law dealing with proxies, when read together,[3] support the conclusion that in order for a proxy to be

[2] We note that it could be argued that Section 217 of the General Corporation Law provides a limited exception to the requirement of a proxy because it provides, in part, that "[p]ersons holding stock in a fiduciary capacity shall be entitled to vote the shares so held" and provides further that in certain circumstances pledgees of shares can vote the pledged shares. 8 Del. C. § 217(a). Section 217 is distinguishable from Section 212. First, Section 217 generally deals with fiduciaries, such as executors and guardians, whose right to vote shares is supported by some documentation. See, e.g., Gow v. Consol. Coppermines Corp., 165 A. 136 (Del. Ch. 1933). Second, under Section 217, a pledgee can only vote the pledged shares where there is a proper notation in writing in the records of the corporation. In both instances, therefore, there is some documentation that authorizes the fiduciary or pledgee to vote. See infra Section I.B.1. In any event, the Stockholder is neither a fiduciary nor a pledgee and, therefore, Section 217 is not applicable to this situation.

enforceable the proxy must be evidenced by something that constitutes a writing or is reducible to a writing upon receipt, such as an electronic transmission. Thus, while Section 212(b), quoted above, does not itself state that a proxy must be evidenced by a writing, a court would look to other provisions of the General Corporation Law in order to determine the meaning of Section 212. The other subsections of Section 212 confirm that a written instrument (or its equivalent) is required for a valid proxy.

While Section 212(c) provides a non-exhaustive list of means by which a stockholder may authorize another person to act for such stockholder by proxy, the language of Section 212(c), read in its totality, suggests that a proxy must be in writing or its equivalent. Section 212(c)(1) provides that a valid proxy may include "a writing authorizing another person or persons to act for such stockholder as proxy," while Section 212(c)(2) provides that a valid proxy may include an electronic transmission, such as a telegram or cablegram, that is reducible to a writing. 8 Del. C. § 212(c) (emphasis added). In order for a proxy to be valid under Section 212(c)(2), the "telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder." 8 Del. C. § 212 (c)(2) (emphasis added). The underscored language confirms that the means of communication set forth therein are not oral communications, but rather electronic transmissions which can "be directly reproduced in paper form." 8 Del. C. § 232(c).

This reading of Section 212(c) is further supported by language found in Sections 212(d) and 212(e). Section 212(d) provides:

> Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to subsection (c) of this section may be substituted or used in

[3] The rules of statutory construction confirm that different provisions of the General Corporation Law must be construed together in order to discern the meaning of any particular provision of the General Corporation Law. See, e.g., Grimes v. Alteon, Inc., 804 A.2d 256, 261 (Del. 2002) (stating that the different provisions of the General Corporation Law will be construed together in order to discern the meaning of any particular section); Second Nat'l Bldg. & Loan, Inc. v. Sussex Trust Co., 508 A.2d 902, 905 (Del. Super. 1985) (stating that "a statute should be read and construed as a whole within the context of the entire legislative scheme."); Singer, § 46.05, at 154 ("A statute is passed as a whole and not in parts or sections and is animated by one general purpose and intent. Consequently, each part or section [of a statute] should be construed in connection with every other part or section so as to produce a harmonious whole.").

> lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

8 Del. C. § 212(d) (emphasis added). Section 212(d) clearly contemplates that a writing or transmission is created by Section 212(c). Further, Section 212(e) provides that "[a] duly executed proxy shall be irrevocable if it states that it is irrevocable and if ... it is coupled with an interest." 8 Del. C. § 212(e) (emphasis added). The underscored language indicates that a proxy must be evidenced by a written instrument or its electronic equivalent since something that is executed usually refers to "a document [] that has been signed." Blacks Law Dictionary at 589 (7th ed. 1999).

(b) Common Law Requirements.

A finding that a proxy must be evidenced by a writing is also consistent with Delaware common law. We are not aware of any Delaware case that has recognized an oral communication alone as giving rise to a valid proxy; indeed, we are aware of no Delaware case which has recognized anything other than a writing or electronic transmission as constituting a valid proxy.

Delaware courts have repeatedly assumed (or stated in dicta) that a proxy must be in writing in order to evidence the agency relationship necessary to support the enforceability of a proxy. See, e.g., Parshalle v. Roy, 567 A.2d 19, 27 (Del. Ch. 1989) ("A "proxy" or "proxy card" is merely written evidence of an agency relationship in which a principal (the shareholder of record entitled to vote) authorizes an agent (the person designated on the proxy card) to vote the principal's shares with respect to the matters and in the manner specified in the proxy."); Concord Fin. Group, Inc. v. Tri-State Motor Transit Co., 567 A.2d 1, 13 (Del. Ch. 1989) (stating that "Delaware law requires a proxy to contain language which appoints someone to act on behalf of the stockholder"); Duffy v. Loft, Inc., 151 A. 223, 227 (Del. Ch. 1930), aff'd, 152 A. 849 (Del. 1930) ("The paper writing which we call a proxy is ... evidence of relationship."); Labato v. Health Concepts IV, Inc., 606 A.2d 1343, 1347 (Del. Ch. 1991) (citing Concord and Duffy, describing proxies as "paper writing" and "document"); Eliason v. Englehart, C.A. No. 16242, slip op. at 13 (Del. Ch. Oct 29, 1998), rev'd on other grounds, 733 A.2d 944 (Del. 1999) ("To qualify as a proxy, an instrument must appoint a person to vote the identified shares, and must include an indication of authenticity, such as a signature.") (emphasis added).

The views of learned commentators confirm the conclusion that a proxy must be evidenced by a writing in order to be enforceable under Delaware law. See, e.g., 1 Rodman Wards, Jr. et al., Folk of the Delaware General Corporation Law, § 212.41, at

GCL-VII-35 (4th ed. 2003-1 Supp.) ("In order to qualify as a proxy, a document must merely appoint someone to vote the shares and include some indication of authenticity, such as a signature.") (emphasis added); David A. Drexler et al., 2 Delaware Corporation Law & Practice, § 25.09, at 25-18 (2002) (finding that the term "proxy" is "generally applied to the writing which evidences the designation of [] [an] agent."); 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 7.19, at 7-36 (3d ed. 2003 Supp.) ("Although no particular form of proxy is required by Delaware law, to be effective as a proxy, a document must identify the shares that are to be voted by the agent and include some indication of authenticity, such as the stockholder's signature or a facsimile of the signature.") (emphasis added and citations omitted);[4] William M. Fletcher, Fletcher Cyclopedia of the Law of Private Corporations § 2049.10, at 229 (Perm. Ed. 1996) (finding that the term proxy is "used to refer to the instrument or paper that is evidence of the authority of the agent and also to the agent or proxy holder who is authorized to vote.") (emphasis added); Henry Winthrop Ballantine, Ballantine on Corporations, § 178, at 407 (Rev. ed. 1946) (same). Thus, these authorities confirm the view that a proxy must be evidenced by a written instrument (or electronic equivalent) in order to be enforceable under Delaware law.

2. Indicia of Authenticity.

In addition, for a proxy to be valid, the writing (or its equivalent) must have certain attributes of authenticity. For example, in Parshalle, the Delaware Court of Chancery addressed the use of datagram proxies that had been solicited over the phone by Telecommunications Industries Inc. ("TII") on behalf of Realist, Inc. ("Realist") in connection with Realist's annual meeting of stockholders. TII solicited proxies from stockholders of Realist by providing the stockholders with a toll-free number that they could call to register their votes. TII operators would ask the callers a series of questions designed to elicit (i) the caller's voting instructions, (ii) the stockholders' name, address, city, state, zip code and telephone number, (iii) the number of shares being voted, and (iv) whether the shares were being voted by an individual or a corporation. That information was then converted into a "proxy format" and delivered to the corporation.

The Court held that the particular datagram proxies solicited (but not datagram proxies in general) were invalid because in order "to be accepted as valid evidence of an agency relationship, the proxy must evidence that relationship in some authentic genuine way." Id. at 26. "The authenticity and genuineness of a proxy are normally established by the stockholder affixing his signature on the proxy, either in writing, or by a signature stamp or facsimile." Id. at 27. This is so because placing one's signature on a legal document is regarded as the most deliberate, conscious way that a

[4] Messrs. Balotti and Finkelstein are directors of Richards, Layton & Finger, P.A.

person may show his intent to consent to, and be bound by, the terms of that document and acts as evidence that the stockholder agreed to create the agency relationship described therein. Id. The datagrams contained no such identifying mark. The Court further found that, even if it could consider evidence of authenticity other than the datagram itself:

> TII did not employ procedures that would have enabled them or anyone else to verify that a person who called the toll- free number to cast a vote on behalf of a particular shareholder was, in fact, the record shareholder or someone authorized to act on his behalf. The limited identifying information given by the caller to TII's operator was available from sources other than the record stockholder. Such information could be obtained from the Realist shareholders' list, which was made available to representatives of both sides. TII's operators did not telephone the shareholders to confirm the callers identities, and TII's telephone records did not identify the source of the toll-free calls. Finally, TII did not utilize procedures that would minimize or avoid the risk that a datagram might not accurately reflect the caller's intentions.

Id. at 28. Thus, there was no evidence by which the Court could find that the voting instructions "originated only from the stockholder principal . . . ." Id. at 27.[5] See also Eliason v. Englehart, 733 A.2d 944, 946 (Del. 1999) (stating that a proxy must "include some indication of authenticity, such as the stockholder's signature or a facsimile of the signature."); Lobato, 606 A.2d at 1347 (finding that in order "to qualify as a proxy, the document must appoint someone to vote the shares, and it must include some indication of authenticity, such as a signature") (citation omitted).[6]

A proxy must therefore evidence the agency relationship between the stockholder and his representative in some authentic, genuine way. Parshalle, 567 A.2d at

---

[5] In response to Parshalle, Section 212 was amended specifically to permit telegrams, cablegrams or other means of electronic transmissions, so long as such telegram, cablegram or electronic transmission is submitted with information sufficient to determine its authenticity.

[6] Indeed, a signature or signature equivalent may be the only means by which a datagram could be authenticated since Section 212(e) requires that a proxy be "executed." See Carey v. Pennsylvania Enters. Inc., 876 F.2d 333, 342 (3d Cir. 1989) (finding that a signature (or signature equivalent) are the only possible or permissible indicia of genuineness and authenticity where Pennsylvania's corporation statute expressly required that a proxy be "executed." 15 Pa. Stat. § 1504 (2003)); see also supra Section I.B.1.

27. ("Because a proxy serves to enable a shareholder to cast his vote through a surrogate without being physically present himself at the stockholders' meeting, the integrity of the entire proxy voting procedure necessarily and implicitly rests upon the premise that the agency relationship is genuine and, correlatively, that the proxy instrument accurately and reliably evidences that relationship."); see also 8 Del. C. § 212(c)(2) (requiring that "any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder.").

II. STOCKHOLDER IS NOT AN AUTHORIZED REPRESENTATIVE OF PROPONENT OR MR. CHEVEDDEN.

By virtue of the Company's March 25, 2003 letter, both Proponent and Mr. Chevedden were on notice that "[i]n order for [Proponent's] proposal to be voted on, he or his authorized representative must be present at the meeting to present the proposal and move that it be adopted" and that, if Proponent chose to be represented at the 2003 Annual Meeting, Proponent's representative had to "be identified by name in writing" to the Company by April 29, 2003. Neither Proponent nor Mr. Chevedden responded to the Company's request that they identify in writing the person who would represent Proponent at the 2003 Annual Meeting and neither attended the 2003 Annual Meeting. At the 2003 Annual Meeting, the Stockholder did not present a writing indicating that he was the representative of Proponent or the designee of Mr. Chevedden. According to the Stockholder, the day before the 2003 Annual Meeting, he spoke with Mr. Chevedden about introducing the 2003 Proposal. If Mr. Chevedden spoke with the Stockholder and intended to have the Stockholder act as his designee to introduce the 2003 Proposal, Mr. Chevedden could have easily provided the Stockholder with a written proxy authorizing him to do so. Mr. Chevedden, however, apparently did not provide the Stockholder with such a writing, even though Mr. Chevedden was on notice, by the March 25, 2003 letter, that such a writing would be necessary.

The purported oral communications between the person who purported to be Mr. Chevedden and the Stockholder did not, in our view, bear the necessary indicia of authenticity or genuineness necessary under Delaware law to establish the agency relationship evidenced by a proxy. The Company at the 2003 Annual Meeting could not verify the authenticity of the agency relationship based upon the purported oral communications between Mr. Chevedden and the Stockholder. Like the inspectors in Parshalle, the Company had no way of verifying that the person who the Stockholder believed to be Mr. Chevedden was in fact Mr. Chevedden. See, e.g., Parshalle, 567 A.2d at 27.[7]

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that the Stockholder did not constitute a "representative who is qualified" under the laws of the State of Delaware to present the 2003 Proposal on Proponent's behalf at the 2003 Annual Meeting.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this letter and the opinion expressed herein may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

DAB/BVF/LXS/YB

[7] The Bylaws also support the conclusion that only a proxy may act on behalf of a stockholder of the Company and that the proxy relationship must be evidenced by a writing. See Bylaws, Article II, Section 10 ("At any meeting of stockholders a stock vote shall be taken on any resolution or other matter presented to the meeting for action if so ordered by the person presiding over the meeting or on the demand of any stockholder of record entitled to vote at the meeting or any person present holding a proxy for such a stockholder.") (emphasis added); Bylaws, Article II, Section 6 ("Any voting proxy given by a stockholder must be in writing, executed by the stockholder, or, in lieu thereof, to the extent permitted by law, may be transmitted in a telegram, cablegram or other means of electronic transmission setting forth or submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder.").

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies

December 3, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Fortune Brands, Inc. (FO)
Initial response to Chadbourne & Parke LLP No Action Request of November 24
Further response under preparation
Nick Rossi

Ladies and Gentlemen:

The information the company provided prior to November 24, 2003 appears consistent with a qualified presentation of a rule 14a-8 shareholder proposal.

The presenter, Martin Glotzer was given prior authorization by the undersigned to present the shareholder proposal at the Fortune Brands, Inc. annual meeting.

The presentation was made by Mr. Glotzer and the company accepted the presentation at the annual meeting.

Mr. Glotzer is a well-known qualified presenter of shareholder proposals at major companies in the Chicago area.

The company's annual meeting was in the Chicago area.

The Chairman of the company, Mr. Norman Wesley knows Mr. Glotzer.

The presenter, Martin Glotzer talked to the undersigned at two shareholder meetings of the Boeing Company in April 2002 and April 2003.

The company reported the voting results to the Securities and Exchange Commission in its August 14, 2003 10-Q. It was reported in exactly the manner in which properly presented proposal are reported:

(iv) A proposal (designated Item 4 and set forth in Registrant's Proxy Statement), from a stockholder, Nick Rossi, relating to the Registrant's rights plan, was approved by a majority of the combined votes cast by the holders of Registrant's Common Stock and $2.67 Convertible Preferred Stock voting thereon:66,950,583 affirmative votes; 39,376,514 negative votes; and 2,539,005 votes abstained.

The company provided no transcript of the annual meeting to support its claims.

Starting on November 24, 2003 the company appears to claim that it can withhold the presentation which the company accepted on April 29, 2003. The company filed the voting results thereof with the Securities and Exchange Commission on August 14, 2003. The voting results were filed without any qualification challenging the proposal presentation.

The company failed to provide any annotated prior case where an authorized qualified presenter presented a shareholder proposal at the annual meeting with the company's consent and the proposal was determined not presented.

Additional information will follow.

Sincerely,

John Chevedden

cc:
Nick Rossi
Norman Wesley

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

December 12, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Fortune Brands, Inc. (FO)
Initial response to Chadbourne & Parke LLP No Action Request of November 24
"Buyers-Remorse" no action request
Company request for 3-year penalty for shareholder
Nick Rossi

Ladies and gentlemen:

This responds to the company no action request which apparently asks for a 3-year shareholder penalty based on a company claim seven months later that the company wishes to reverse its previous acceptance of an annual meeting presentation reported in a 10-K filing.

The company failed to provide any recording, transcript or transcript-excerpt from its annual meeting in the seven months since the annual meeting to support its claim.

The undersigned authorized Mr. Martin Glotzer to present the 2003 proposal at the company annual meeting. I do not believe that the company is specifically contesting that the undersigned authorized Mr. Glotzer or that the undersigned had authority from Mr. Nick Rossi to authorize Mr. Glotzer.

A number of acts by the company after the meeting presentation appear to be a company ratification of the presentation. The May 6, 2003 company letter reporting the voting results did not seek any further clarification of Mr. Glotzer's authorization. Contrary to the company claim this letter did not ask for response.

This appears to be a "buyers-remorse" no action request after the company gave every sign of accepting the vote and the presentation from April 29, 2003 through November 24, 2003 – seven months.

The company did not say that after the presentation it notified those present that there was a potential disqualification of the presentation. The company did not say that it talked to Mr. Glotzer after the meeting to further confirm his authority.

The company failed to note that DGCL §212 states (italics added): "*Without limiting the manner* in which a stockholder may authorize anther person or persons to act for such stockholder as proxy ...

The company cites no precedent with the same circumstances:
1) A well-know qualified presenter made the presentation.
2) The presenter had prior authorization.
3) The company reported the voting results leading shareholders to believe there was a proper presentation.

Mr. Glotzer presented proposals for the undersigned prior to the Fortune annual meeting. Contrary to the company claim, Mr. Glotzer is not an "unrelated attendee."

The information the company provided prior to November 24, 2003 appears consistent with a qualified presentation of a rule 14a-8 shareholder proposal.

The presenter, Martin Glotzer was given prior authorization by the undersigned to present the shareholder proposal at the Fortune Brands, Inc. annual meeting.

The presentation was made by Mr. Glotzer and the company accepted the presentation at the annual meeting.

Mr. Glotzer is a well-known qualified presenter of shareholder proposals at major companies in the Chicago area.

The company's annual meeting was in the Chicago area.

The Chairman of the company, Mr. Norman Wesley knows Mr. Glotzer.

The presenter, Martin Glotzer talked to the undersigned at two shareholder meetings of the Boeing Company in April 2002 and April 2003.

The company reported the voting results to the Securities and Exchange Commission in its August 14, 2003 10-Q. It was reported in exactly the manner in which properly presented proposal are reported with no disqualification whatsoever:

(iv) A proposal (designated Item 4 and set forth in Registrant's Proxy Statement), from a stockholder, Nick Rossi, relating to the Registrant's rights plan, was approved by a majority of the combined votes cast by the holders of Registrant's Common Stock and $2.67 Convertible Preferred Stock voting thereon:66,950,583 affirmative votes; 39,376,514 negative votes; and 2,539,005 votes abstained.

The company failed to provide any recording, transcript or transcript-excerpt from its annual meeting in the seven months since the annual meeting to support its claim.

Contrary to the company laundry list of cases the company failed to provide any annotated prior case where an authorized qualified presenter presented a shareholder proposal at the annual meeting with the company's consent and the proposal was determined not presented and a 3-year penalty applied.

I do not believe the company has met its burden of proving its allegations.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc:
Nick Rossi
Norman Wesley

§ 212. Voting rights of stockholders; proxies; limitations.

(a) Unless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder. If the certificate of incorporation provides for more or less than 1 vote for any share, on any matter, every reference in this chapter to a majority or other proportion of stock, voting stock or shares shall refer to such majority or other proportion of the votes of such stock, voting stock or shares.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period.

(c) Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy pursuant to subsection (b) of this section, the following shall constitute a valid means by which a stockholder may grant such authority:

(1) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder's authorized officer, director, employee or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

(2) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

(d) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to subsection (c) of this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(e) A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.
(8 Del. C. 1953, § 212; 56 Del. Laws, c. 50; 57 Del. Laws, c. 148, § 12; 67 Del. Laws, c. 376, § 6; 71 Del. Laws, c. 339, §§ 28-31; 73 Del. Laws, c. 298, § 7.)

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	65%
2003	63%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 63% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a token response, which could

still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company requests help to locate these or other references.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

December 27, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Initial Response to Richards, Layton & Finger Opinion of December 12
(Forwarded on December 15)
After earlier response to Chadbourne & Parke LLP No Action Request of November 24
Re: Chadbourne & Parke LLP request for 3-year penalty for shareholder
Fortune Brands, Inc. (FO)
Nick Rossi

Ladies and Gentlemen:

The above Richards, Layton & Finger Opinion 12-page opinion was forwarded 21-days after the company initiation no action request. Due to the length of opinion and its delay, if the opinion is to be considered by the Staff then December 15, 2003 should be considered the submittal date of the company no action request. The company has not given any statement that its delayed no action request is timely submitted. Thus it may be untimely submitted and not qualified for consideration by the Staff. This is to respectfully ask for such determination.

There will be a further detailed response addressing the December 12 (December 15) papers forwarded 21-days after the initial no action request.

Sincerely,

John Chevedden

cc:
Nick Rossi
Norman Wesley

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

January 2, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Richards, Layton & Finger Opinion of December 12
(Forwarded on December 15)
After earlier response to Chadbourne & Parke LLP No Action Request of November 24
Re: Chadbourne & Parke LLP request for 3-year penalty for shareholder
Fortune Brands, Inc. (FO)
Nick Rossi

Ladies and Gentlemen:

The above Richards, Layton & Finger Opinion 12-page opinion was forwarded 21-days after the company initiation no action request. Due to the length of opinion and its delay, if the opinion is to be considered by the Staff then December 15, 2003 should be considered the submittal date of the company no action request. The company has not given any statement that its delayed no action request is timely submitted. Thus it may be untimely submitted and not qualified for consideration by the Staff. This is to respectfully ask for such determination. The opinion position is that the only means by which a stockholder may authorize another person to act for such stockholder is by written proxy.

In DGCL section titled "Voting rights of stockholders" it seem that the primary burden of proof is that a "Voting rights of stockholders" section has application to presenting a proposal at the annual meeting. In a potential red flag the vast majority of the 12-page text addresses other matters.

The opinion cites no instance where a rule 14a-8 shareholder proposal presentation has been determined not presented and a 3-year penalty imposed on the proponent on the issue of a writing when:
1) There was no other issue subject to question.
2) The proxy requirement was waived at the annual meeting.
3) The vote on the proposal was reported to the Securities and Exchange Commission.

The opinion is addressed to a <u>presentation</u> but is replete with attention to <u>voting</u>:
1) "In order to qualify as a proxy, document must merely appoint someone to vote the shares and include some indication of authentic such as a signature."

2) "… to be effective as a proxy, a document must identify the shares that are to be voted by the agent and include some indication of authenticity, such as the stockholder's signature or a facsimile of the signature."

The proposal presenter, Mr. Martin Glotzer did not cast a ballot at the annual meeting.

The opinion does not attempt to show any margin of confidence in its conclusion by stating that the opinion could be extended one-inch beyond what it covers. For instance would the opinion prevent a person, acting for a shareholder and without a writing, from delivering ballots to an annual meeting at the time ballots were called for.

In another example, would the opinion prevent a person, without a writing and acting for a shareholder, from physically assisting a person delegated to ask a question at an annual meeting, who needed mobility assistance or translation assistance (language or hearing).

Thus could a company waive a purported mandatory proxy for a person to physically assist a person delegated to ask a question on behalf of a shareholder at an annual meeting, then revoke this waiver after the meeting. And thereby omit a question asked and a responding management answer, later judged controversial, from a transcript of the annual meeting.

Would the company then be within its rights to waive a purported mandatory proxy for a person assisting the mobility of a speaker for a shareholder and then revoke the waiver in the middle of the meeting. And follow this with an order to security to eject the assisting person when the speaker needed to go to the rest-room. This would be a powerful deterrent for this person or any such challenged person from ever attending another annual meeting.

Could the company then disrupt the annual meeting by waiving a purported mandatory proxy for a translator and then have four security officers surround and eject the translator when the speaker for the proponent was in mid-sentence.

Would the basis of this opinion also prevent a FedEx delivery of box of ballots to the annual meeting because FedEx does not normally complete their routes with formal proxies from the senders.

The opinion arguments do not seem to warrant the conclusions. The opinion seems to be dependent on one shaky-conclusion layered upon another:
1) Since there is no other means provided – a proxy is the only means.
2) "Accordingly, in our view a valid proxy is the only means by which a stockholder any authorize another person or person to act for such stockholder a meeting of stockholders …."

The opinion addresses DGCL §212 which is titled "voting rights of stockholders." Voting rights is not the issue in this rule 14a-8 proposal submittal. The issue concerns the presentation of the shareholder proposal at the company 2003 annual meeting. The company reported the vote to the Securities and Exchange Commission and appears to have led all shareholders to believe that the proposal was properly presented until the present time with the exception of Mr. Rossi. This person presenting the proposal did not vote at the meeting.

The opinion is replete with unequivocal text except on the key point of applying this DGCL section to a presentation at an annual meeting.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request as untimely and in the alternative on substance.

Sincerely,

John Chevedden

cc:
Nick Rossi
Norman Wesley

§ 212. Voting rights of stockholders; proxies; limitations.

(a) Unless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder. If the certificate of incorporation provides for more or less than 1 vote for any share, on any matter, every reference in this chapter to a majority or other proportion of stock, voting stock or shares shall refer to such majority or other proportion of the votes of such stock, voting stock or shares.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period.

(c) Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy pursuant to subsection (b) of this section, the following shall constitute a valid means by which a stockholder may grant such authority:

(1) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder's authorized officer, director, employee or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

(2) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

(d) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to subsection (c) of this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(e) A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.
(8 Del. C. 1953, § 212; 56 Del. Laws, c. 50; 57 Del. Laws, c. 148, § 12; 67 Del. Laws, c. 376, § 6; 71 Del. Laws, c. 339, §§ 28-31; 73 Del. Laws, c. 298, § 7.)

CHADBOURNE
& PARKE LLP

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

January 6, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Fortune Brands, Inc.
Stockholder Proposal of Nick Rossi/John Chevedden

Ladies and Gentlemen:

Reference is made to our letter, dated November 24, 2003, requesting the confirmation of the staff of the Division of Corporation Finance that it will not recommend enforcement action if Fortune Brands, Inc., a Delaware corporation (the "Company"), omits a stockholder proposal from Messrs. Nick Rossi and John Chevedden from the proxy materials for its 2004 Annual Meeting of Stockholders (as well as any proposal from the same proponent for the Company's 2005 Annual Meeting of Stockholders).

Our request on behalf of the Company is made in reliance on Rule 14a-8(h)(3) as Messrs. Rossi and Chevedden had made a stockholder proposal for the Company's 2003 Annual Meeting of Stockholders and neither Mr. Rossi, Mr. Chevedden nor their "representative who is qualified under state law" attended the 2003 Annual Meeting to present the proposal. By letter dated December 15, 2003, we submitted in support of our request the legal opinion of Richards, Layton & Finger, Delaware counsel to the Company, that Messrs. Rossi and Chevedden did not have a "representative who is qualified" under Delaware law present their proposal at the 2003 Annual Meeting.

The Company has now received the December 12, 2003 letter from Mr. Chevedden (copy attached) objecting to our "no-action" request. We are responding to Mr. Chevedden's letter.

Background

Messrs. Rossi and Chevedden submitted a proposal for the Company's 2003 Annual Meeting which is substantially similar to the proposal that they have submitted for the Company's 2004 Annual Meeting. The 2003 proposal was included in the Company's proxy materials for its 2003 Annual Meeting.

On March 25, 2003, the Company sent a letter by certified mail, return receipt requested, to Messrs. Rossi and Chevedden advising them that "[i]n order for [their] proposal to be voted on, he or his authorized representative must be present at the meeting to present the proposal and move that it be adopted." The March 25, 2003 letter also set forth the requirement that if proponent "chooses to be represented, his representative must be identified by name in writing" to the Secretary of the Company by April 29, 2003. This March 25, 2003 letter is attached to our November 24, 2003 "no-action" request. Neither Mr. Rossi nor Mr. Chevedden responded to the Company's letter regarding the identification of their authorized representative.

The 2003 Annual Meeting was held on April 29, 2003 at the time and place designated in the notice of meeting. Neither Mr. Rossi nor Mr. Chevedden attended the 2003 Annual Meeting and there was no person identified by them to the Company in attendance at the 2003 Annual Meeting to present the 2003 proposal. In the absence of Mr. Rossi, Mr. Chevedden or a previously identified representative of them, the Chairman of the meeting allowed another stockholder, Mr. Martin Glotzer, to move the 2003 proposal which was then voted on. Mr. Glotzer stated that he had met Mr. Chevedden on the day before the 2003 Annual Meeting and had discussed with Mr. Chevedden making the motion at the 2003 Annual Meeting to introduce the 2003 proposal. Mr. Glotzer, however, did not present any written or other evidence that either Mr. Rossi or Mr. Chevedden had designated him as an authorized representative to introduce their 2003 proposal.

After the 2003 Annual Meeting, the Company sent a letter on May 6, 2003 to Messrs. Rossi and Chevedden advising them that the Company had not received a designation of an authorized representative "to make the proposal" on their behalf. The letter also advised Messrs. Rossi and Chevedden that, although neither of them attended the 2003 Annual Meeting and although neither of them had designated an authorized representative, the Company allowed another stockholder to introduce the 2003 proposal.

Mr. Chevedden's December 12, 2003 Letter

There are two points in Mr. Chevedden's December 12, 2003 letter to which the Company desires to respond. Contrary to Mr. Chevedden's impression, the Company does not seek ". . . a 3-year stockholder penalty . . ." or wish to ". . . reverse its previous acceptance of an annual meeting presentation . . ." The Company does not seek to reverse the proceedings at its 2003 Annual Meeting but to exclude proposals by the proponent for its 2004 and 2005 Annual Meetings in reliance on Rule 14a-8(h)(3) because of the failure of Messrs. Rossi and Chevedden to attend the Company's 2003 Annual Meeting or to properly inform the Company of a "representative who is qualified under state law to present the proposal."

Also, contrary to Mr. Chevedden's letter that the Company's May 6, 2003 letter "did not seek any further clarification of Mr. Glotzer's authorization", the May 6, 2003 letter stated that ". . . neither of you attended the Company's Annual Meeting dated April 29, 2003 to present [the proposal], nor did either of you designate an authorized representative to make the proposal on your behalf . . ."

Failure of Proponent to Attend Stockholder Meeting or Designate Qualified Representative

Neither Mr. Rossi nor Mr. Chevedden attended the Company's 2003 Annual Meeting to introduce their proposal. The March 25, 2003 letter to them from the Company Secretary clearly specified the requirement that "[i]f Mr. Rossi chooses to be represented, his representative must be identified by name in writing. This identification must be provided to me prior to April 29, 2003." Neither Mr. Rossi nor Mr. Chevedden complied with this requirement of notifying the Company prior to April 29, 2003 (the date of the 2003 Annual Meeting) of their representative designated to present the proposal. Nor did Mr. Glotzer have any written authority from them.

Neither did Messrs. Rossi or Chevedden respond to the May 6, 2003 letter from the Company Secretary to them confirming that they did not "designate an authorized representative to make the proposal on your behalf." It was not until receipt by the Company of Mr. Chevedden's December 12, 2003 letter to the Staff objecting to our "no-action" request that the proponents have advised the Company that Mr. Chevedden had talked to Mr. Glotzer about making the proposal. The discussions between Mr. Chevedden and Mr. Glotzer are not relevant unless Mr. Rossi or Mr. Chevedden informed the Company prior to the meeting of Mr. Glotzer's designation or Mr. Glotzer presented written authorization from the proponents at the 2003 Annual Meeting. Messrs. Rossi and Chevedden did not comply with the Annual Meeting requirement for notifying the Company of a designation of a representative on or prior to the date of the 2003 Annual Meeting as set forth in the Company's March 25, 2003 letter to them. The Company would have no way of knowing whether an attendee at its stockholders' meeting is a qualified authorized representative unless the representative was identified by the proponents prior to the meeting or the representative has some written authorization from the proponents.

Failure to Designate Representative Qualified Under State Law

Rule 14a-8(h)(1) provides that "[e]ither you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal." (emphasis added) References to "you" in Rule 14a-8(h) are to the proponent of the stockholder proposal.

The issue of whether a representative is "qualified" is therefore a matter of Delaware state law. Please refer to our December 15, 2003 letter to the Staff attaching the opinion of Richards, Layton & Finger, Delaware counsel to the Company, that the person (Mr. Glotzer) who was permitted to introduce the Rossi/Chevedden proposal at the 2003 Annual Meeting was not qualified under the laws of the State of Delaware to present their proposal. Staff Legal Bulletin 14 states:

> "Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state of foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue."

Conclusion

Because of the failure of Messrs. Rossi or Chevedden or any representative qualified under state law to appear at the Company's 2003 Annual Meeting to present the Rossi/Chevedden stockholder proposal, their 2004 proposal may be excluded under Rule 14a-8(h)(3). We respectfully request that the Staff agree that it will not recommend enforcement action if the 2004 proposal from Messrs. Rossi and Chevedden is omitted from the Company's 2004 proxy materials and if the Company omits any proposal by Mr. Nick Rossi from its proxy materials for its 2005 Annual Meeting of Stockholders.

We are filing six copies of this letter pursuant to Rule 14a-8(j)(2) and notifying Messrs. Rossi and Chevedden by transmitting a copy of this letter to them.

Please contact the undersigned at (212) 408-5371 if you have any questions or comments. Thank you for your attention to this request.

Very truly yours,

Edward P. Smith

Edward P. Smith

cc: Mr. Nick Rossi
Mr. John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

J-371-7872

6 Copies
7th copy for date-stamp return

December 12, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Fortune Brands, Inc. (FO)
Initial response to Chadbourne & Parke LLP No Action Request of November 24
"Buyers-Remorse" no action request
Company request for 3-year penalty for shareholder
Nick Rossi

Ladies and gentlemen:

This responds to the company no action request which apparently asks for a 3-year shareholder penalty based on a company claim seven months later that the company wishes to reverse its previous acceptance of an annual meeting presentation reported in a 10-K filing.

The company failed to provide any recording, transcript or transcript-excerpt from its annual meeting in the seven months since the annual meeting to support its claim.

The undersigned authorized Mr. Martin Glotzer to present the 2003 proposal at the company annual meeting. I do not believe that the company is specifically contesting that the undersigned authorized Mr. Glotzer or that the undersigned had authority from Mr. Nick Rossi to authorize Mr. Glotzer.

A number of acts by the company after the meeting presentation appear to be a company ratification of the presentation. The May 6, 2003 company letter reporting the voting results did not seek any further clarification of Mr. Glotzer's authorization. Contrary to the company claim this letter did not ask for response.

This appears to be a "buyers-remorse" no action request after the company gave every sign of accepting the vote and the presentation from April 29, 2003 through November 24, 2003 – seven months.

The company did not say that after the presentation it notified those present that there was a potential disqualification of the presentation. The company did not say that it talked to Mr. Glotzer after the meeting to further confirm his authority.

The company failed to note that DGCL §212 states (italics added): "*Without limiting the manner* in which a stockholder may authorize anther person or persons to act for such stockholder as proxy ...

The company cites no precedent with the same circumstances:
1) A well-know qualified presenter made the presentation.
2) The presenter had prior authorization.
3) The company reported the voting results leading shareholders to believe there was a proper presentation.

Mr. Glotzer presented proposals for the undersigned prior to the Fortune annual meeting. Contrary to the company claim, Mr. Glotzer is not an "unrelated attendee."

The information the company provided prior to November 24, 2003 appears consistent with a qualified presentation of a rule 14a-8 shareholder proposal.

The presenter, Martin Glotzer was given prior authorization by the undersigned to present the shareholder proposal at the Fortune Brands, Inc. annual meeting.

The presentation was made by Mr. Glotzer and the company accepted the presentation at the annual meeting.

Mr. Glotzer is a well-known qualified presenter of shareholder proposals at major companies in the Chicago area.

The company's annual meeting was in the Chicago area.

The Chairman of the company, Mr. Norman Wesley knows Mr. Glotzer.

The presenter, Martin Glotzer talked to the undersigned at two shareholder meetings of the Boeing Company in April 2002 and April 2003.

The company reported the voting results to the Securities and Exchange Commission in its August 14, 2003 10-Q. It was reported in exactly the manner in which properly presented proposal are reported with no disqualification whatsoever:

(iv) A proposal (designated Item 4 and set forth in Registrant's Proxy Statement), from a stockholder, Nick Rossi, relating to the Registrant's rights plan, was approved by a majority of the combined votes cast by the holders of Registrant's Common Stock and $2.67 Convertible Preferred Stock voting thereon:66,950,583 affirmative votes; 39,376,514 negative votes; and 2,539,005 votes abstained.

The company failed to provide any recording, transcript or transcript-excerpt from its annual meeting in the seven months since the annual meeting to support its claim.

Contrary to the company laundry list of cases the company failed to provide any annotated prior case where an authorized qualified presenter presented a shareholder proposal at the annual meeting with the company's consent and the proposal was determined not presented and a 3-year penalty applied.

I do not believe the company has met its burden of proving its allegations.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc:
Nick Rossi
Norman Wesley

§ 212. Voting rights of stockholders; proxies; limitations.

(a) Unless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder. If the certificate of incorporation provides for more or less than 1 vote for any share, on any matter, every reference in this chapter to a majority or other proportion of stock, voting stock or shares shall refer to such majority or other proportion of the votes of such stock, voting stock or shares.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period.

(c) Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy pursuant to subsection (b) of this section, the following shall constitute a valid means by which a stockholder may grant such authority:

(1) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder's authorized officer, director, employee or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

(2) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

(d) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to subsection (c) of this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(e) A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.
(8 Del. C. 1953, § 212; 56 Del. Laws, c. 50; 57 Del. Laws, c. 148, § 12; 67 Del. Laws, c. 376, § 6; 71 Del. Laws, c. 339, §§ 28-31; 73 Del. Laws, c. 298, § 7.)

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	65%
2003	63%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 63% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a token response, which could

still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fortune Brands Inc.
Incoming letter dated November 24, 2003

The proposal relates to poison pills.

We are unable to conclude that Fortune Brands has met its burden of establishing that the proposal may be excluded in reliance on rule 14a-8(h)(3). Accordingly, we do not believe that Fortune Brands may omit the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor